Exhibit (a)(1)(i)

From:	Ken Oshman
Sent:	Wednesday, September 22, 2004 10:18 AM
To:	Group All Meridian
Subject:	Employee Meeting

Hello Everyone,

If you think that is useful, I would be happy to schedule an employee meeting in which we can try to answer questions you may have about the exchange program. Of course, you should feel free to ask questions whether we have a meeting or not. Do you think a meeting would be helpful to you? (If you respond, please don’t “Reply All”.)

Ken

M. Kenneth Oshman

Chairman and CEO

Echelon Corporation

550 Meridian Avenue

San Jose, California 95126

[Telephone Number]

From:	Ken Oshman
Sent:	Wednesday, September 22, 2004 12:35 PM
To:	Group All Meridian
Subject:	Employee Meeting

Thanks for the feedback. We will try to schedule a meeting on Monday. Please try to study the materials before that.

Thanks, Ken